UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              JOHNSON OUTDOORS INC.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                   479254 10 4
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                                 (CUSIP Number)

                      Brian Lucareli, Senior Vice President
                                c/o Johnson Bank
                                 555 Main Street
                                    Suite 260
                             Racine, Wisconsin 53403
                                 (262) 619-2912


--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  May 22, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Johnson Bank
           39-1141446

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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2      (See Instructions)                                           (A)  [ ]
                                                                        (B)  [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


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    4      SOURCE OF FUNDS (See Instructions)
           Not applicable
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
------------------------------ -------------------------------------------------
NUMBER OF SHARES      7        SOLE VOTING POWER              119,504 shares (1)
BENEFICIALLY OWNED    -------- -------------------------------------------------
BY EACH REPORTING     8        SHARED VOTING POWER          2,882,458 shares (2)
PERSON WITH           -------- -------------------------------------------------
                      9        SOLE DISPOSITIVE POWER         119,504 shares (1)
                      -------- -------------------------------------------------
                      10       SHARED DISPOSITIVE POWER     2,882,458 shares (2)
------------------------------ -------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,001,962 shares (1)(2)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                 [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           34.2% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           BK
---------- ---------------------------------------------------------------------

(1) Includes 47,780 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(2) Includes 109,836 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(3) Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2, 2004 filed with the Securities and Exchange Commission on May 17, 2004.

                                  SCHEDULE 13D

--------------------------------                --------------------------------

CUSIP NO. 479254 10 4                                   PAGE 3 OF 5 PAGES
--------------------------------                --------------------------------

         THIS AMENDMENT NO. 1 TO SCHEDULE 13D is filed by the Johnson Bank (as successor by merger to the Johnson Trust Company effective as of July 1, 2003) (the "Reporting Person"). This filing shall serve to amend and supplement the
Schedule 13D filed by the Reporting Person on April 20, 2004.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended as follows:

         On May 22, 2004 Samuel C. Johnson, formerly a Director and Chairman of the Company, passed away and the Reporting Person became successor co-trustee to the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust") which directly and indirectly hold shares of Class A Common Stock and Class B Common Stock of the Company reported on page 2 herein.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

---------------------------- --------------------- ---------------------- ------------------------- -----------------------
     Reporting Person          Sole Voting and       Shared Voting and      Aggregate Beneficial        Percentage of
                              Dispositive Power      Dispositive Power           Ownership            Outstanding Shares
---------------------------- --------------------- ---------------------- ------------------------- -----------------------
Johnson Bank                 119,504 (1)           2,882,458 (2)          3,001,962 (1)(2)          34.2% (1)(2)(3)
---------------------------- --------------------- ---------------------- ------------------------- -----------------------

(1)      Includes 47,780 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(2)      Includes 109,836 shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
(3)      Based on 7,553,084 shares of Class A Common Stock and 1,222,297 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of April 14, 2004, as reported on the Johnson Outdoors Inc. Form 10-Q for the fiscal quarter ended April 2,
         2004 filed with the Securities and Exchange Commission on May 17, 2004.


         The Reporting Person shares voting and dispositive power with respect to certain shares with H. Fisk Johnson, Helen P. Johnson-Leipold and Imogene P. Johnson . Certain information with respect to such persons is set forth below:

------------------------------------------ ------------------------------------ --------------------------------------
Name and Business Address                  Principal Occupation and Employment  Name, Address and Principal Business
------------------------------------------ ------------------------------------ --------------------------------------
H. Fisk Johnson                                         Chairman                         S.C. Johnson & Son
555 Main Street                                   Chairman of the Board                   1525 Howe Street
Racine, WI  53403                                                                       Racine, WI 53403-2236

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------


                                  SCHEDULE 13D

--------------------------------                --------------------------------

CUSIP NO. 479254 10 4                                   PAGE 4 OF 5 PAGES
--------------------------------                --------------------------------

------------------------------------------ ------------------------------------ --------------------------------------
Helen P. Johnson-Leipold                      Chairman and Chief Executive              Johnson Outdoors Inc.
555 Main Street                                  Officer of the Company.
Racine, Wisconsin  53403

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------
Imogene P. Johnson                                        None                             Not applicable
555 Main Street
Racine, Wisconsin  53403

Citizenship:  United States
------------------------------------------ ------------------------------------ --------------------------------------


         During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (c)-(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         Item 6 is amended as follows:

         The 1988 Trust, for which the Reporting Person has become a successor co-trustee, is a party to the Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement (for a description of the Voting Trust Agreement, see Item 6 to the Reporting Person's Schedule 13D filed with the SEC on April 20, 2004) . The 47,046 shares of Class B Common Stock deposited by the 1988 Trust in the Class B Voting Trust are not shown as beneficially owned by the Reporting Person in Item 5 hereof as the Reporting Person has no sole or shared voting or dispositive power with respect to said shares.

                                  SCHEDULE 13D

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CUSIP NO. 479254 10 4                                   PAGE 5 OF 5 PAGES
--------------------------------                --------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Johnson Bank


Dated:  June 16, 2004                  /s/ Brian Lucareli
        ------------------------       -----------------------------------------
                                       By:   Brian Lucareli
                                       Title: Senior Vice President